Joinder Agreement

The undersigned hereby agrees to join as a party to that certain Agreement of Joint Filing, dated as of July 2, 2007, among Sun Pharmaceutical Industries Ltd., Sun Pharma Global, Inc. and Alkaloida Chemical Company Exclusive Group Ltd.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the 24th day of September, 2010.

SUN PHARMACEUTICAL INDUSTRIES, INC.

By:	/s/ Jayesh Shah
	Name:	Jayesh Shah
	Title:	Authorized Signatory